UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: The Greenbrier Companies, Inc. CIK: 0000923120 Tax ID: 93-0816972
2.	Name of Person Relying on Exemption: Scott Klarquist
3.	Address of Person Relying on the Exemption: 20 Pine, New York NY 10005
4.	Written Material. The following written materials are attached: Letter to Shareholders, November 30, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Greenbrier Shareholders Urged to Vote "FOR" Proposal #5 (Independent Chairman)

CEO William A. Furman, In His Capacity As Board Chairman, Effectively Serves as His Own Boss and Overseer

Board Chair Is Supposed to be Guardian of Shareholder Interests, Protecting Against Overreach and Entrenchment by the CEO and Senior Management

"Fox Guarding the Henhouse" Status Quo at Greenbrier Must Be Rectified

Dear Shareholders,

Proposal 5 is a precatory shareholder proposal to be voted on at the annual meeting of The Greenbrier Companies, Inc. (or "GBX" or "our company") to be held on January 6, 2021. I submitted this proposal so shareholders would have the opportunity to urge GBX's board of directors to amend our company's charter and/or bylaws, as necessary, to require that the Chair of our board (whenever possible) be a non-management, independent member of the board. Despite GBX's board's unanimous recommendation against Proposal 5, I believe that a vote "FOR" this proposal is warranted for the following reasons:

1. Board Retains Flexibility: The proposal is an advisory-only, non-binding request by the shareholders to the GBX board. It does not require our board to take any specific action; instead, it is simply an expression of the will of the shareholders (assuming it is adopted at the annual meeting), to be implemented by our board as soon as possible. In addition, Proposal 5 is by its language narrowly tailored to avoid illogical or draconian outcomes. The resolution states that separation of the board chair and CEO roles may be waived "so long as no independent director is available and willing to serve as Chair". Importantly, any incumbent director who happens to be a member of management (such as Mr Furman currently) could remain on the board, just not in the capacity as chairman. Thus, it would not result in any director arbitrarily being forced off of our board, nor would it result in any officer of our company being forced out of his or her respective executive position.

2. Separation of CEO and Board Chair Roles Represents Optimal Corporate Governance : Corporate governance best practices stipulate that the positions of board chairman and principal executive officer almost always be separated. So long as Mr Furman serves as GBX's board chairman, as well as principal executive officer (as he's currently doing), he's effectively acting as his own boss, which is obviously sub-optimal from a governance perspective. Note that our company has previously defended the separation of such roles. In GBX's proxy statement for the January 2013 annual meeting, filed on November 16, 2012 (page 6), for example, the company asserted the following:

  " [Currently, t]he Board believes the most appropriate Board leadership structure for the Company is to separate the roles of the Chief Executive Officer and Chairman of the Board as a result of the differences between the two roles . The Company's Chief Executive Officer is responsible for the day to day leadership and performance of the Company, while the Chairman of the Board provides strategic guidance to the Chief Executive Officer and sets the agenda for Board meetings and presides over meetings of the full Board" (emphasis added).

Moreover, this year's proxy statement (page 55) states that "the Board adopted a policy in October 2020 that upon the retirement of Mr. Furman [in September 2022] only independent directors will be eligible to serve as Chairman of the Board". If separation of powers was GBX's standard governance policy in 2012, and if this will be the standard policy following Mr Furman's retirement two years from now, why shouldn't it be the right policy for our company today? In other words, why is it that GBX's optimal policy is separation of roles, except when Mr Furman wishes to occupy both positions?

This is not an academic question. Since Mr Furman became Board Chair near the beginning of Fiscal Year 2014, and as disclosed in GBX's prior proxy statements, one notes a disturbing pattern of related party transactions involving Mr Furman, with the company paying the following amounts annually for the use of Mr Furman's personally-owned aircraft:

Fiscal Year / Cost to GBX to Rent CEO Furman's Plane

2012: $202,000

2013: $154,000

2014: $500,000 [NOTE: Furman became Board Chair on January 8, 2014]

2015: $500,000

2016: $776,689

2017: $500,000

2018: $500,000

2019: $1,500,000

2020: $260,000

During the six fiscal years after he became chairman (fiscal years 2014 through 2019), the company paid nearly $4.3 million, or over $700 thousand per year, to Mr Furman and his management company for the use of his plane, versus just $178 thousand per year on average over the two fiscal years immediately preceding such appointment. As for the lower amount in Fiscal 2020, one would guess that (A) the Covid-19 pandemic, and (B) the fact that GBX shareholders approved the company's advisory vote on executive compensation by less than a 60/40 margin in January 2020 (Votes for Approval: 15,162,098; Votes against Approval: 10,777,162), likely convinced those in the C-suite to dial back on the related-party plane expense.

Moreover, as outlined in my letter to GBX shareholders filed with the SEC on November 24, 2020, other dubious governance practices unfortunately exist at our company. In FY2019, for instance, GBX paid incumbent Director Kelly M. Williams, who heads our board's Nominating and Corporate Governance Committee and is also a member of the Compensation Committee, $156,253 as a so-called "medical emergency transportation logistics benefit…for a family member", in direct contravention of our company's own Corporate Governance Guidelines available on its website (these state that "Directors who are members of [GBX's] Audit Committee, the Compensation Committee, or the Nominating and Corporate Governance Committee may receive no compensation from the Company other than the fees they receive for serving as Directors"). At the same time, GBX inexplicably claimed in last year's proxy that said payment "does not impact" Director Williams' independent director status. Moreover, GBX's staggered board makes it highly unlikely that an outside shareholder (such as an activist investment fund) can effect wholesale board changes at the company except over an extended period, since directors serve 3-year terms, thereby reducing our board's responsiveness to shareholder pressure. Our board also routinely grants exceptions to the company's supposed 77-year-old age limit for directors. In fact, it just made an exception this year for 78-year-old Director Swindells (the recipient of a $120,000 per year consulting gig with GBX, on top of his already lucrative six-figure board fees). Assuming he is duly re-elected at the upcoming shareholder meeting in January, Mr Swindells is now apparently permitted to serve as a GBX director until he is 81, since his term won't expire until January 2024. Note also that our board has signaled that it won't enforce the director age limitation against 76-year-old Mr Furman, as he has already been given permission by the board to serve as CEO until September 2022 (see GBX's July 10, 2020 Form 8-K filing) and (assuming re-election) his directorship likewise won't terminate until 2024. GBX shareholders should ask themselves: Would practices like the foregoing be more or less likely to exist at a company with an independent board chairman who had the power to rein in potential instances of self-dealing and corporate cronyism?

Speaking more philosophically, a board chairman is supposed to stand in the shoes of the shareholders and act as the guardian of shareholder interests. Not only should this person normally not be the CEO or principal executive officer (the proverbial fox guarding the hen house), but ideally he or she should also be a major shareholder. An example of a combined CEO/Chairman demonstrating "the exception that proves the rule" would be Warren Buffett at Berkshire Hathaway (since the vast majority of Buffett's personal net worth has always been tied up in Berkshire stock; in addition, he has never sold shares to fund his living expenses or for "diversification"). At first blush, Mr Furman, as GBX's founder, might seem to have his financial interests sufficiently aligned with shareholders to grant him an analogous exemption. After all, he purchased 100,000 GBX shares on the open market earlier this year (see Form 4 filed by Furman on May 15, 2020). Unfortunately, upon closer inspection this $1.6 million insider purchase, while impressive in layman's terms, pails in comparison with Furman's avalanche of selling in 2015 and 2017, when he unloaded a total of $75.2 million worth of GBX stock via open market sales of 1.9 million shares (per his Form 4 filings, Furman sold 1.05 million shares of stock in November 2015 for aggregate proceeds of $37.2 million and 850,000 shares of stock during April, May and November 2017 for aggregate proceeds of $38 million). Notably, such sales don't include any further sales Furman has made to cover his tax withholding for vested stock grants. Furman's 2020 open market purchase thus represents a mere pittance (just 2.1% of the aggregate dollar amount of his open market, non-tax-related sales since 2014), meaning he no longer appears to be properly financially aligned with the other shareholders in a way that could justify him remaining board chair. Moreover, Furman's 2015 and 2017 sales totaling 1.9 million shares represented virtually the entirety of his GBX stock holdings as of the beginning of the selling period (per GBX's press release dated October 30, 2015 entitled "Chairman and Chief Executive Officer of Greenbrier Plans Certain Stock Transactions", Furman then owned 1.97 million shares). While Mr Furman was certainly entitled to liquidate the vast majority of his GBX shares for (as stated in the press release) "legacy charitable commitments and as part of his long-term strategy for estate planning and asset diversification", in my view his doing so disqualifies him from serving simultaneously as board chair and CEO.

I am not alone regarding the separation of the CEO and chairman roles. Glass Lewis has the following to say on the issue, per page 6 from its "2020 PROXY PAPER GUIDELINES" available on its website:

  Glass Lewis believes that separating the roles of CEO (or, more rarely, another executive position) and chair creates a better governance structure than a combined CEO/chair position. An executive manages the business according to a course the board charts. Executives should report to the board regarding their performance in achieving goals set by the board. This is needlessly complicated when a CEO chairs the board, since a CEO/chair presumably will have a significant influence over the board .
  While many companies have an independent lead or presiding director who performs many of the same functions of an independent chair (e.g., setting the board meeting agenda), we do not believe this alternate form of independent board leadership provides as robust protection for shareholders as an independent chair .
  It can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board.
  A CEO should set the strategic course for the company, with the board's approval, and the board should enable the CEO to carry out the CEO's vision for accomplishing the board's objectives. Failure to achieve the board's objectives should lead the board to replace that CEO with someone in whom the board has confidence.
  Likewise, an independent chair can better oversee executives and set a pro-shareholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for shareholders allows for a more proactive and elective board of directors that is better able to look out for the interests of shareholders. Further, it is the board's responsibility to select a chief executive who can best serve a company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled. Such a replacement becomes more difficult and happens less frequently when the chief executive is also in the position of overseeing the board.
  Glass Lewis believes that the installation of an independent chair is almost always a positive step from a corporate governance perspective and promotes the best interests of shareholders. Further, the presence of an independent chair fosters the creation of a thoughtful and dynamic board, not dominated by the views of senior management . Encouragingly, many companies appear to be moving in this direction-one study indicates that only 10 percent of incoming CEOs in 2014 were awarded the chair title, versus 48 percent in 2002. Another study finds that 50 percent of S&P 500 boards now separate the CEO and chair roles, up from 37 percent in 2009, although the same study found that only 30 percent of S&P 500 boards have truly independent chairs.
  We do not recommend that shareholders vote against CEOs who chair the board. However, we typically recommend that our clients support separating the roles of chair and CEO whenever that question is posed in a proxy (typically in the form of a shareholder proposal), as we believe that it is in the long-term best interests of the company and its shareholders. (emphasis added)

Similarly, ISS's 2020 United States Proxy Voting Guidelines (page 8 of 70) state that "[t]he chair of [a public company's] board should ideally be an independent director".

Apparently, GBX's directors do not agree with the above, since they have unanimously opposed Proposal 5. Do they all therefore unanimously disagree with Glass Lewis and ISS, as well as the position taken by Greenbrier itself in November 2012? In short, are they simply there to rubber stamp Mr Furman's sole hegemony over our company? While GBX claims on page 56 of the proxy that "[w]e believe effective shareholder representation is facilitated by our strong Lead Director role", this Lead Director (Duane C. McDougall) has been on the board for over 17 years (and thus is over-tenured) and per his Form 4 filings hasn't made any open market purchases of GBX stock since he purchased a modest $24,200 worth of stock way back on July 14, 2003, although he sold $268,000 worth of GBX stock as recently as a few months ago (see Form 4 filed on 7/29/2020). This person (who, even if he were a significant shareholder, lacks the powers and authority of a board chairman) is supposed to stand in the shoes of shareholders and hold Mr Furman's feet to the fire? Really?

3. Board Chair Should Be An Expert Capital Allocator: A key role of any competent board chairman is to supervise and, where necessary, rein in the decisions of a company's senior management, which can often tend towards value-destructive empire building. Thus, the chair should be somebody with demonstrated effective capital allocation skills. Consider, once again, Berkshire Hathaway. Under its pre-1965 regime, Berkshire floundered for years because it illogically reinvested all of its funds from operations in a declining industry (textiles). The company's board was headed by someone who, in the words of Warren Buffett's official biographer, "refused to give up his dream of reviving the [company's] mills" despite all contrary evidence (see Alice Schroeder's The Snowball, Chapter 27). However, after Buffett took over as board chairman in 1965, Berkshire channeled its available capital into high ROI opportunities, for example in the insurance sector with the acquisition of National Indemnity Company in 1967. The results are in: The latter approach is far better! But Berkshire's turnaround only occurred after a brilliant capital allocator took over as head of the company's board of directors. Failing this, the board would undoubtedly have continued mindlessly destroying its shareholders' wealth by doubling down on textiles, just as they had previously.

Turning to our company, unfortunately in my opinion Mr Furman's long track record at GBX evidences is an inability to allocate capital effectively. In the approximately 26.5 years since GBX's IPO in July 1994 (Furman has been GBX's CEO and principal capital allocator ever since), the company's 203% total shareholder return (or TSR) has significantly trailed the S&P 500's TSR of 726% over the same timeframe. Moreover, shareholders of GBX's close peer American Railcar Industries, Inc. (former ticker: ARII) experienced far higher returns than GBX's equity owners during the period from January 2006 (when ARII went public) until December 2018 (when ARII was bought out at $70/share by ITE Rail Fund). During this measurement period, ARII's TSR was a robust 282%, versus GBX's pedestrian 47%. Likely relatedly, since Furman became board chairman GBX has suffered a myriad of operational and execution issues, as well as write-downs of goodwill in poor-performing operating segments, as documented in the company's SEC filings as follows:

  "[An 84% drop in GBX's Q4 FY20] operating earnings reflect[ed] fewer deliveries, operating inefficiencies and lower net gains on equipment sales partially offset by lower selling & administrative expense" - Form 8-K filed 2020-10-23
  "Greenbrier's uneven performance in [Q1 FY20] fell short of our expectations. Operating inefficiencies and component supply issues triggered lost production days and reduced production at one of [GBX's] newly-acquired ARI facilities." - Form 8-K filed 2020-01-08
  "$10.0 million ($0.30 per share) non-cash goodwill impairment charge [was recorded] in [GBX's] railcar repair operation" - Form 8-K filed 2019-07-02
  "Planned production line changeovers temporarily reduced manufacturing efficiency in the quarter. These expected operating disruptions were compounded by the railcar contract loss accruals in Europe and Gunderson and the facility closure costs in our railcar repair network that we communicated on March 22. Greenbrier is actively addressing these performance issues" - Form 8-K filed 2019-04-05
  "First, poor manufacturing execution in Romania compounded by supplier delivery failures and railcar contract loss contingencies created losses in the quarter at our European railcar manufacturing operations" - Form 8-K filed 2019-03-22
  "[GBX suffered a] $9.5 million, net of tax, or $0.29 per share, impact associated with a non-cash goodwill impairment charge recorded by GBW" - Form 8-K filed 2018-06-29
  "[GBX's Q2 FY16 gross margin] [d]own 510 bps due to inefficiencies associated with product line changeovers and marine production" - Form 8-K filed 2016-04-05

Additionally, less than three months prior to Furman becoming chairman in January 2014, GBX suffered "[g]oodwill impairment and restructuring charges of $73.6 million net of tax, or $2.41 per diluted share, related to the Wheels, Repair & Parts segment" (see Form 8-K filed 2013-10-31). Note that GBX had spent $83 million in March 2008 to acquire American Allied Railway Equipment Company's wheels & parts assets (see GBX press release dated 2008-03-31), with Furman proclaiming the following seven months later: "Our strategy to diversify into less cyclical businesses - refurbishment & parts, leasing & services, and marine manufacturing, continues to pay off" (see Form 8-K filed 2008-11-06). GBX shareholders should also recall that GBX's railcar retrofitting and repair joint venture with Watco Companies was shuttered in August 2018, just four years after it was established with typical Furman-esque fanfare back in June 2014, his bullishness almost perfectly (and comically) timing the top of oil market and tank car demand ("This combination establishes GBW as a clear leader in the business of making tank cars safer at any speed. Demand for tank car retrofit services from our Customers to address the growing need for safe rail transport solutions has become robust" - see Form 8-K filed 2014-06-04; for dissolution announcement, see Form 8-K filed 2018-08-20). In retrospect, perhaps much more (rather than less) board oversight of Mr Furman's capital allocation and operational decisions would have served GBX shareholders well, averting some (or even most) of the foregoing unforced operational errors and asset writedowns.

Conclusion

Permanent separation of the board chair and principal executive officer roles represents corporate governance best practices, which should inure to the benefit of our company, and would, I presume, lead to a substantial increase in GBX's share price over time as investors gain confidence that senior management is subject to proper board oversight. Given the fact that (other than Furman's lone 2020 purchase, noted above) none of our directors has made an open-market purchase of stock since 2012, GBX shareholders should not wait around for our somnolent board to spur this needed reform. In my view, an independent board chair, ideally skilled in capital allocation decision-making and owning a substantial amount of GBX stock, who is explicitly not beholden to the current CEO in any way , is essential to insure that GBX's assets will be effectively managed going forward. In short, GBX's CEO needs a boss, and that boss should be our board chairman. THEREFORE, I URGE ALL GBX SHAREHOLDERS WHO CARE ABOUT INCREASING THE VALUE OF THEIR INVESTMENT IN OUR COMPANY TO VOTE "FOR" PROPOSAL 5 (INDEPENDENT BOARD CHAIRMAN). Thank you!

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the filer.

Source and Contact Info:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

Email: sklarquist@sevencornerscapital.com

Telephone: (646) 592-0498

Website: www.sevencornerscapital.com